SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Presents 86% YoY Revenue Increase in First Quarter 2008 dated May 5, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Presents 86% YoY Revenue Increase in First Quarter 2008

Monday May 5, 7:00 am ET

Revenues Reach Record Level of $26 Million for the First Quarter

YAHUD, Israel, May 5 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq GM: MAGS; TASE:MAGS) today announced its consolidated financial results for the three month period ended March 31, 2008.

Revenues for the first quarter of 2008 increased 86% reaching US$26.3 million, compared to US$14.1 million in the first quarter of 2007. Effective September 1, 2007, Magal's financial statements consolidate the results of the European integration company acquired in August 2007. Following the sale of Magal's U.S. based video monitoring business operated by Smart Interactive Systems Inc. in December 2007, the results of this business for the first quarter of 2007, were reclassified as discontinued operations.

Gross profit for the first quarter of 2008 increased by 52% over the first quarter of 2007, reaching US$9.7 million, or 36.8% of revenues. Gross margin for the quarter was adversely affected by the ongoing weakening of the US dollar against the Israeli Shekel as well as the shift in revenue mix towards larger scale integration projects.

Operating expenses for the first quarter of 2008 totalled US$8.4 million, compared to US$5.5 million in the first quarter 2007. Operating expenses, as a percent of revenues, decreased to 31.9%, from 38.8% last year.

The operating expenses for the quarter included a US$1.0 million amortization of intangible assets relating to the recently acquired European subsidiary. Operating expenses for the quarter were also adversely affected by the devaluation of the US dollar against the Israeli Shekel and the Canadian Dollar, increasing operating expenses by approximately US$0.6 million for the quarter.

Operating income for the first quarter of 2008 increased 43% reaching US$1.3 million, compared to US$0.9 million in the first quarter of 2007.

Financial expenses for the first quarter of 2008 totalled US$1.0 million, compared to $0.3 million for the first quarter of 2007. Financial expenses for the quarter included $0.6 million resulting from the ongoing weakening of the US dollar.

Net income from continued operation for the first quarter of 2008 was flat, compared to net income from continued operation of US$0.5 million at the first quarter of 2007. Net loss, including discontinued operations, totalled US$0.2 million, compared with net income of US$0.3 million in the first quarter of 2007. Diluted loss per share for the first quarter totalled US$0.02 per share compared to diluted earnings of US$0.03 per share in the same quarter of last year.

"Once again we presented strong revenue growth this quarter. This is in line with our long term strategic plan of acquiring new complimentary companies and activities; penetrating new territories; and targeting larger scale projects. We expect this trend to continue in the quarters to come," commented Mr. Izhar Dekel, CEO of Magal. "Despite our strong revenue growth, our results this quarter were adversely affected by several items including the weakening of the US dollar, several one-time expenses and change in our revenue mix. Looking ahead we expect to continue generating growth in line with our long term plan and believe our results will better reflect this growth in quarters to come."

The Company will be hosting its quarterly conference call later today at 9:00am ET. On the call, management will review and discuss the first quarter 2008 results. They will then be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-866-229-7198
                        UK Dial-in Number: 0-800-032-3367
                       Israel Dial-in Number: 03-918-0688
                  International Dial-in Number: +972-3-918-0688
                    at: 9:00 am Eastern Time; 6:00 am Pacific
                       Daylight Time; 4:00 pm Israel Time

A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                            -FINANCIAL TABLES FOLLOW-


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              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)


                                        Quarter Ended March 31,

                                    2008        %     2007 (*     %    % change
                                               Of                 Of
                                            revenues           revenues
    Revenues                      26,290       100%  14,113      100%   86.3%

    Cost of revenues              16,608      63.2%   7,732     54.8%  114.8%


    Gross profit                   9,682      36.8%   6,381     45.2%   51.7%
    Operating expenses:
    Research and development, net  1,625       6.2%   1,454     10.3%   11.8%
    Selling and marketing          4,236      16.1%   2,709     19.2%   56.4%
    General and administrative     2,095       8.0%   1,316      9.3%   59.2%
    Special post employment          438       1.7%       -
    benefit
    Total operating expenses       8,394      31.9%   5,479     38.8%   53.2%

    Operating income               1,288       4.9%     902      6.4%   42.8%
    Financial expenses, net          984       3.7%     303      2.1%  224.8%

    Income from continuing           304       1.2%     599      4.2% (49.2%)
    operations before income
    taxes
    Income tax net                   292       1.1%     148      1.0%   97.3%

    Net Income from continuing        12       0.0%     451      3.2%   62.1%
    operations
    Net loss from discontinued       248       0.9%     153      1.1%   62.0%
    operations
    Net income (loss)              (236)     (0.9%)     298      2.1%

    Basic and diluted net
    earnings per share from
    continuing operations           0.00               0.05
    Basic and diluted loss per
    share from discontinued
    operations                    (0.02)             (0.02)
    Basic and diluted net
    earnings (loss) per share     (0.02)               0.03


    (*Reclassified


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                           MAGAL SECURITY SYSTEMS LTD.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                   (All numbers expressed in thousands of US$)



                                                  March 31,         December 31,
                                                    2008                2007
    CURRENT ASSETS:
    Cash and cash equivalents                      15,559               9,814
    Marketable securities                           9,452               9,464
    Short term bank deposits                       11,243              11,220
    Trade receivables                              15,394              26,623
    Unbilled accounts receivable                   13,856               4,003
    Other accounts receivable and prepaid           5,371               6,976
    expenses
    Deferred income taxes                           2,043               1,847
    Inventories                                    19,633              23,816
    Total current assets                           92,551              93,763

    Long term investments and receivables:
    Long-term trade receivables                     2,012               2,019
    Long-term loans                                   868                 808
    Long-term bank deposits                         1,832               1,846
    Escrow deposit                                  2,071               4,442
    Severance pay fund                              2,777               2,765
    Total long-term investments and                 9,560              11,880
    receivables

    PROPERTY AND EQUIPMENT, NET                     8,640               8,429

    OTHER ASSETS, NET                              19,191              13,755

    ASSETS ATRIBUTED TO DISCONTINUED                  120                 244
    OPERATION

    Total assets                                  130,062             128,071

    CURRENT LIABILITIES:
    Short-term bank credit                         19,419              16,434
    Current maturities of long-term bank            4,303               4,303
    debt
    Trade payables                                  7,154               7,344
    Deferred income taxes                             778                 687
    Other accounts payable, accrued                22,499              24,791
    expenses and customer advances
    Total current liabilities                      54,153              53,559

    LONG-TERM LIABILITIES:
    Long-term bank debt                             2,895               3,095
    Deferred income taxes                           1,503       -       1,218
    Accrued severance pay                           4,005               3,873
    Total long-term liabilities                     8,403               8,186

    LIABILITIES ATRIBUTED TO DISCONTINUED             400                 849
    OPERATION

    SHAREHOLDERS' EQUITY                           67,106              65,477

    TOTAL LIABILITIES AND SHAREHOLDERS'           130,062             128,071
    EQUITY
         Total bank debt to total                   0.40                 0.36
         capitalization
         Current ratio                              1.71                 1.75

[end_table]>

    Contacts:

    Company                             Investor Relations

    Magal Security Systems,             Ltd GK Investor Relations
    Lian Goldstein, CFO                 Ehud Helft/Kenny Green
    Tel: +972-3-5391444                 Tel: +1-646-201-9246
    Fax: +972-3-5366245                 E-mail: info@gkir.com
    E-mail: lian@magal-ssl.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  May 5, 2008